TECH LABORATORIES, INC.
                               195 Route 9 South,
                               Manalapan, NJ 07726
                                 (973) 427-5333


August 22, 2006

Thomas Jones
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

         Re:      Tech Laboratories, Inc.
                  Preliminary Proxy Materials
                  Filed on July 21, 2006
                  File No. 0-30172


Dear Mr. Jones:

We are in receipt of your letter dated July 21, 2006 regarding the above referenced filing. Please note that we are aware that:


     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


Very truly yours,

TECH LABORATORIES, INC.

/s/ Donna Silverman
-------------------
Donna Silverman
President